SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No.  7)*

Five Star Quality Care, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title and Class of Securities)

33832D106

(CUSIP Number)

October 2, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 33832D106		SCHEDULE 13G/A

1	Name of Reporting Person The RMR Group LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Maryland

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power -0-

	6	Shared Voting Power -0-

	7	Sole Dispositive Power -0-

	8	Shared Dispositive Power -0-

9	Aggregate Amount Beneficially Owned by Each Reporting Person -0-

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 0.0%

12	Type of Reporting Person OO

CUSIP No. 33832D106		SCHEDULE 13G/A

1	Name of Reporting Person The RMR Group Inc.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Maryland

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power -0-

	6	Shared Voting Power -0-

	7	Sole Dispositive Power -0-

	8	Shared Dispositive Power -0-

9	Aggregate Amount Beneficially Owned by Each Reporting Person -0-

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 0.0%

12	Type of Reporting Person CO

CUSIP No. 33832D106		SCHEDULE 13G/A

1	Name of Reporting Person ABP Trust

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Maryland

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power -0-

	6	Shared Voting Power -0-

	7	Sole Dispositive Power -0-

	8	Shared Dispositive Power -0-

9	Aggregate Amount Beneficially Owned by Each Reporting Person -0-

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 0.0%

12	Type of Reporting Person OO

CUSIP No. 33832D106		SCHEDULE 13G/A

1	Name of Reporting Person Barry M. Portnoy

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 231,622

	6	Shared Voting Power -0-

	7	Sole Dispositive Power 231,622

	8	Shared Dispositive Power -0-

9	Aggregate Amount Beneficially Owned by Each Reporting Person 231,622

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) Less than 0.5%*

12	Type of Reporting Person IN

*                 Based on 49,520,891 shares of common stock, par value $0.01 per share (the “Common Shares”), of Five Star Quality Care, Inc. (the “Issuer”) issued and outstanding, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission (the “Commission”) on August 4, 2016.

CUSIP No. 33832D106		SCHEDULE 13G/A

1	Name of Reporting Person Adam D. Portnoy

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 108,000

	6	Shared Voting Power -0-

	7	Sole Dispositive Power 108,000

	8	Shared Dispositive Power -0-

9	Aggregate Amount Beneficially Owned by Each Reporting Person 108,000

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) Less than 0.3%*

12	Type of Reporting Person IN

*                 Based on 49,520,891 Common Shares of the Issuer issued and outstanding, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on August 4, 2016.

Schedule 13G/A

This Amendment No. 7 to Schedule 13G/A (this “Schedule 13G/A”) is being filed on behalf of the Reporting Persons (as defined below) only. Senior Housing Properties Trust, a Maryland real estate investment trust, that was a  joint filer with the Reporting Persons on Amendment No. 6. to Schedule 13G/A filed with the U.S. Securities and Exchange Commission (the “Commission”) on February 9, 2016, is not a joint filer on this Schedule 13G/A.

Item 1(a).  Name of Issuer.

Five Star Quality Care, Inc. (the “Issuer”).

Item 1(b).  Address of Issuer’s Principal Executive Offices.

400 Centre Street

Newton, Massachusetts 02458

Item 2(a).  Name of Person Filing.

This Schedule 13G/A is being filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i)       The RMR Group LLC, a Maryland limited liability company (“RMR LLC”);

(ii)      The RMR Group Inc., a Maryland corporation (“RMR Inc.”) (the managing member and a beneficial owner of RMR LLC);

(iii)     ABP Trust, a Maryland statutory trust (“ABP Trust”) (the controlling shareholder of RMR Inc. and a beneficial owner of RMR LLC);

(iv)     Barry M. Portnoy, a United States citizen (a managing director of the Issuer, the chairman of RMR LLC, a managing director of RMR Inc. and a beneficial owner and trustee of ABP Trust); and

(v)      Adam D. Portnoy, a United States citizen (the president and chief executive officer of RMR LLC, a managing director, the president and chief executive officer of RMR Inc. and a beneficial owner, trustee and the president of ABP Trust).

Item 2(b).  Address of Principal Business Office or, if None, Residence.

The address of the principal business office of each of the Reporting Persons is Two Newton Place, 255 Washington Street, Suite 300, Newton, Massachusetts 02458.

Item 2(c).  Citizenship.

(i)                         RMR LLC is a Maryland limited liability company.

(ii)                      RMR Inc. is a Maryland corporation.

(iii)                   ABP Trust is a Maryland statutory trust.

(iv)                  Barry M. Portnoy is a United States citizen.

(v)                     Adam D. Portnoy is a United States citizen.

Item 2(d).  Title of Class of Securities.

The class of securities to which this Schedule 13G/A relates is shares of common stock,  par value $0.01 per share, of the Issuer (the “Common Shares”).

Item 2(e).  CUSIP Number.

The CUSIP number for the Common Shares is 33832D106.

Item 3.

Not applicable.

Item 4.  Ownership.

(a) Amount beneficially owned:

RMR LLC, RMR Inc. and ABP Trust do not beneficially own any Common Shares.

Mr. Barry M. Portnoy is the direct and beneficial owner of 231,622 Common Shares. Mr. Adam D. Portnoy is the direct and beneficial owner of 108,000 Common Shares.

(b) Percent of class:

Mssrs. Barry M. Portnoy and Adam D. Portnoy each directly and beneficially own less than 0.5% and 0.3%, respectively, of the outstanding Common Shares, and RMR LLC, RMR Inc. and ABP Trust do not beneficially own any Common Shares.

The percentages of beneficial ownership reported in this Schedule 13G/A are based on 49,520,891 Common Shares issued and outstanding, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on August 4, 2016.

(c) Number of Common Shares as to which such person has:

(i)                                     Sole power to vote or to direct the vote:

RMR LLC:	0
RMR Inc.:	0
ABP Trust:	0

Barry M. Portnoy:	231,622
Adam D. Portnoy:	108,000

(ii)                                  Shared power to vote or to direct the vote:

RMR LLC:	0
RMR Inc.:	0
ABP Trust:	0
Barry M. Portnoy:	0
Adam D. Portnoy:	0

(iii)                               Sole power to dispose or to direct the disposition of:

RMR LLC:	0
RMR Inc.:	0
ABP Trust:	0
Barry M. Portnoy:	231,622
Adam D. Portnoy:	108,000

(iv)                              Shared power to dispose or to direct the disposition of:

RMR LLC:	0
RMR Inc.:	0
ABP Trust:	0
Barry M. Portnoy:	0
Adam D. Portnoy:	0

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

Not applicable.

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 2, 2016

The RMR Group Inc.

	By:	/s/ Jennifer B. Clark
	Name:	Jennifer B. Clark
	Title:	Executive Vice President, General Counsel and Secretary

The RMR Group LLC

	By:	/s/ Jennifer B. Clark
	Name:	Jennifer B. Clark
	Title:	Executive Vice President, General Counsel and Secretary

ABP Trust

	By:	/s/ Adam D. Portnoy
	Name:	Adam D. Portnoy
	Title:	President

Adam D. Portnoy

/s/ Adam D. Portnoy

Barry M. Portnoy

/s/ Barry M. Portnoy

INDEX TO EXHIBITS

1.              Agreement of Joint Filing, dated October 2, 2016, among The RMR Group Inc., The RMR Group LLC, ABP Trust, Adam D. Portnoy and Barry M. Portnoy.

Exhibit 1

AGREEMENT OF JOINT FILING

We, the undersigned, hereby express our agreement that the attached Amendment No. 7 to Schedule 13G/A (or any amendments thereto) relating to the shares of common stock, par value $0.01, of Five Star Quality Care, Inc. is filed on behalf of each of us.

Dated: October 2, 2016

The RMR Group Inc.

	By:	/s/ Jennifer B. Clark
	Name:	Jennifer B. Clark
	Title:	Executive Vice President, General Counsel and Secretary

The RMR Group LLC

	By:	/s/ Jennifer B. Clark
	Name:	Jennifer B. Clark
	Title:	Executive Vice President, General Counsel and Secretary

ABP Trust

	By:	/s/ Adam D. Portnoy
	Name:	Adam D. Portnoy
	Title:	President

Adam D. Portnoy

/s/ Adam D. Portnoy

Barry M. Portnoy

/s/ Barry M. Portnoy